November 21, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION Larry Spirgel, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Embratel Participações S.A. Empresa Brasileira de Telecomunicações S.A. – Embratel Form 20-F for Fiscal Year Ended December 31, 2004 Filed June 30, 2005 File Nos. 1-14499 and 333-16323-01

Dear Mr. Spirgel:

By letter dated November 8, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments related to the annual reports on Form 20-F filed on June 30, 2005 by Embratel Participações S.A. (“Embratel Holdings”) and Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel” and together with Embratel Holdings, the “Companies”). The Companies are submitting herewith, via EDGAR and facsimile, responses to the Staff’s comments.

For convenience, we have reproduced below the Staff’s comments and have provided responses immediately below the comments.

Form 20-F for Fiscal Year Ended December 31, 2004

Note 7. General and Administrative Expenses, page F-20

1.

We note your response to comment 1. It appears to us that Anatel fees would be more appropriately classified as “cost of services” for US GAAP reporting purposes. Please revise in future filings or advise.

We note the Staff’s comment and confirm that, in future filings, we will classify Anatel fees as “cost of services” for US GAAP reporting purposes.

Mr. Spirgel, p. 2

Note 34. Summary of the Differences Between Accounting Practices in Accordance with BR GAAP and US GAAP, page F-65

Earnings per share, page F-68

2.	We are still awaiting your response to prior comment 5.

Please see our letter, dated November 8, 2005, to Melissa Hauber of the Staff.

t.             Net equity reconciliation of the differences between US GAAP and BR GAAP, page F-77

3.	We are still considering your accounting treatment regarding prior comment 8.

We note the Staff’s comment.

US GAAP supplementary information, page F-78

4.

We note your response to comment 10. Explain for us in more detail the nature of the following adjustments and your basis for believing they would be appropriately classified as operating income (expense):

•	Gain on sale of subsidiary,

“Gain on sale of subsidiary” relates to the gain on the sale of Embratel Clearinghouse Ltda., as described in Note 16 to the Companies’ consolidated financial statements. We created Embratel Clearinghouse to hold the assets and liabilities of our telecommunications clearinghouse business. We sold Embratel Clearinghouse and exited the telecommunications clearinghouse services business, and the gain on the sale should be classified as operating income under US GAAP.

•	Provision for write-off of permanent assets,

“Provision for write-off of permanent assets” is a provision for the write-off of deactivated telecommunications equipment and other related assets. By analogy to SFAS 144, which requires gains and losses on the disposal of long-lived assets to be classified as operating, these amounts should be classified as operating expenses under US GAAP.

Mr. Spirgel, p. 3

•	Withholding income tax on remittances to foreign telecommunications companies,

“Withholding income tax on remittances to foreign telecommunications companies” reflects Embratel’s partial payment of assessments imposed for its failure to withhold income tax on payments to foreign telecommunications companies. See note 24.2.g of the Companies’ consolidated financial statements. Because these withholding taxes are classified as operating expenses, the related assessments should also be classified as operating expenses under US GAAP.

•	Other

The “other” line includes a variety of items, principally revenues from other telecommunications operators for the leasing of excess capacity of Embratel’s network in 2002 and 2003 and the gain on the sale of shares of telecommunications companies in 2004, which should be classified as operating income under US GAAP.

5.	We note your response to prior comment 11. In future filings, disclose the amount of taxes that are deducted from gross revenues for US GAAP reporting purposes.

We note the Staff’s comment and confirm that, in future filings, we will disclose the amount of taxes that are deducted from gross revenues for US GAAP reporting purposes.

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If you have any questions or require any additional information with respect to the above, please contact Nicolas Grabar or Amy Shapiro at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,

/s/ Isaac Berensztejn

Isaac Berensztejn

Chief Financial Officer

cc:

Carlos Pacho

Melissa Hauber

Securities and Exchange Commission

Nicolas Grabar

Amy R. Shapiro

Cleary Gottlieb Steen & Hamilton LLP

Pedro Lucio Siqueira Farah

Fernando A. S. de Magalhães

Ernst & Young (Rio de Janeiro/São Paulo)